NetSol Technologies, Inc.

24025 Park Sorrento, Suite 410

Calabasas, CA 91302

Stephend Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NetSol Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 16, 2014
File No. 000-22773

Dear Mr. Krikorian:

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 8. Intangible Assets, page F-21

1.	We note your response to prior comment 2. Please describe in greater detail why you believe the two high-level project briefs prepared for the Board of Directors, the Solution Architecture-Blue Star and FMS-Detail Design documents satisfy the criteria in ASC 985-20-25-2(a). Tell us whether there were substantial changes to the original detail program design and whether the original detail program design is consistent with the technical features in the final NFS Ascent product. Tell us how you considered the guidance in ASC 985-20-55-4 and 5 in determining whether the requirement for technological feasibility was not met until a working model was completed. Explain how you considered at each balance sheet date the unamortized capitalized costs compared to the net realizable value of the NFS Ascent product. We refer you to ASC 985-20-35-4.

Response:

To ensure that we answered each of your above questions thoroughly, we divided your comment 1 into four separate comments (a –d).

Comment 1a

Please describe in greater detail why you believe the two high-level project briefs prepared for the Board of Directors, the Solution Architecture Blue Star and FMS Detail Design documents satisfy the criteria in ASC 985-20-25-2(a)

Response 1a

ASC 985-20-25-2(a) states criteria regarding establishing technological feasibility. Specifically, it states the following criteria

a.	If the process of creating the computer software product includes a detail program design, all of the following:

1. The product design and the detail program design have been completed, and the entity has established that the necessary skills, hardware, and software technology are available to the entity to produce the product.

2. The completeness of the detail program design and its consistency with the product design have been confirmed by documenting and tracing the detail program design to product specifications.

3. The detail program design has been reviewed for high-risk development issues (for example, novel, unique, unproven functions and features or technological innovations), and any uncertainties related to identified high-risk development issues have been resolved through coding and testing.

We would briefly refer to the earlier explained product development life cycle adopted by the Company. There is always an expert committee to consider any new idea. It is the responsibility of the committee not only to judge the idea for its fitness but to also examine its practicality from both a development and marketing perspective. The committee, through its due process, prepares a draft of functionalities and risk assessment of the product from various aspects. Based on this initial draft of functionalities, the IT requirements are established. These IT requirements cover all areas such as, but not limited to, human resource requirement, skill sets needed, experience, computer machines with software, hardware, networking equipment, infrastructure requirements and the working environment. Before finalization of the functionalities, these are shared with and reviewed by representatives of such different teams as marketing, business development, quality assurance and of course the core development teams. After their respective inputs, the functionalities, structures, platform, delivery times and related components are finalized.

The committee then identifies test cases to be developed. These test cases are intended to replicate actual functionalities to verify that the product can be developed. If the tests are cleared, it is established that, technologically, the idea is workable. The final version of detailed program design is then prepared with the collective input of respective teams and then deliberated in detail by the committee.

Once the committee is satisfied that the project is viable, it presents the project feasibility to the senior management for its final approval. Documented detailed program designs are fairly complex to understand and include a number of documents. For the purpose of distribution, ease and security, a high-level project brief is also prepared to be presented to the Board of Directors and other external stake holders. Even within the Company, the coding is done in different layers to ensure its security. These project briefs unquestionably do not include the full breadth and width of the solution architecture or detailed program design.

The working of the committee includes (i) preparation of product design, detailed program designs and establishing its requirements; (ii) deliberation of inputs from representatives of various teams ensures that the detailed program design will emerge in a software which can do what it is supposed to do; (iii) high-level risks have been identified which include but are not limited to market risk, financing risk, human resource risk, novel technologies risk, designing and developing risk. Sample coding, and testing provides concrete evidence that very complex areas can be dealt appropriately without risking the whole investment.

These project briefs are supported by high level solution architects/product design which in turn is further supported by hundreds of papers dealing with every requirement in full detail. These project briefs and supporting chain of documents provide a basis to the management to conclude that the criteria set by ASC 985-20-25-2(a) have been met sufficiently and appropriately.

Comment 1b

Tell us whether there were substantial changes to the original detail program design and whether the original detail program design is consistent with the technical features in the final NFS Ascent product.

Response 1b

As outlined at length above, the original detailed program design was made utilizing not only the experience of the Company but with attention to all aspects of the design. New functionalities were added to meet the evolving needs of customers over time, which, of course, impacted the timing and cost of development. However, the core program design never changed. As such, there was no substantial or major change in its originally designed technical features.

Comment 1c

Tell us how you considered the guidance in ASC 985-20-55-4 and 5 in determining whether the requirement for technological feasibility was not met until a working model was completed.

ASC 985-20-55 paragraph 4 states that an entity may need to defer capitalization until after meeting the working model criteria in paragraph 985-20-25-2(b) even though technological feasibility had previously been established by meeting the detail program design criteria in paragraph 985-20-25-2(a). Paragraph 5 states that if the three criteria are not met until a working model is completed, then the capitalization is to begin upon the completion of the working model and satisfaction of the other criteria in paragraph 985-20-25-2(b). The Company determined that the three criteria in paragraph 985-20-25-2(a) were met without the need to complete a working model. This determination was based on the fact that the Company already had a working model with its legacy product, NetSol Financial Suite and all that was required for NFS Ascent was to create a detail program design.

Comment 1d

Explain how you considered at each balance sheet date the unamortized capitalized costs compared to the net realizable value of the NFS Ascent product. We refer you to ASC 985-20-35-

Response 1d

ASC 985-20-35 requires that the product be amortized when the product is available for general release to customers. Specifically, paragraph 35-1, states that the annual amortization shall be the greater of the amounts computed using (1) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (2) the straight-line method over the remaining estimated economic life of the product including the period being reported on.

At each year end, the unamortized capitalized cost of NFS Ascent is compared to its net realizable value. If the unamortized capitalized costs exceed its net realizable value, excess amount is expensed immediately. The net realizable value is the estimated future gross revenues from NFS Ascent reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support. In performing this, the Company had used internally generated projection comprising of future revenues generated by NFS Ascent, cost of completion of products and cost of delivery to customers.

Currently, the Company has been amortizing the product on a straight line basis over 10 years which provides the greater amortization expense as sales for NFS Ascent are just beginning and there are uncertainties in estimating future revenues.

2.	Please explain in greater detail why your NFS Ascent product was not available for general release to customers until approximately seven years after technological feasibility was established. Clarify how you considered the delay in development on your conclusion that technological feasibility was established. We refer you to ASC 985- 20-55-10. In this regard, explain why the continual development cost of the software was so high even though technological feasibility had been established. Indicate how you can establish technological feasibility when you concluded that the project should be delayed for next few years. Considering the pace of technological changes, explain why the detail program design would not change thus technological feasibility not established. Explain the nature of the software production costs incurred and the phase of development during each of the seven years over which the NFS Ascent product was being developed. Describe how the actual software development costs capitalized compare with the budgeted costs in presented in your project briefs.

Response:

To ensure that we answered each of your above questions thoroughly, we divided your comment 2 into five separate comments (a – e).

Comment 2a

Why was your NFS Ascent product not available for general release to customers until approximately seven years after technological feasibility was established?

Response 2a

The decision to reduce the NFS Ascent pace of development was purely a decision based on our understanding of the market conditions we were operating in at that point in time. As we service the finance and leasing sector, we were more concerned with our customers keeping their businesses solvent during the financial crisis. Introducing a new product at that time would have been counterproductive. The Board of Directors had further decided that the product should be completed using the Company’s internal sources and not to obtain financing from outside sources.

The market driven strategy to wait for the best entry time and using the Company’s financial resources were the decisions which caused such delay. There were no technical or technological issues to completing the product.

Software development is complex and involves lots of development and testing. Only strong quality assurance during the development phases can assure successful software completion. The quality assurance ranges from high-quality process documentation to high-quality testing at different levels of coding. All these tasks are time consuming. The developed code must pass strict quality standards and every effort is made to reduce the bugs to a minimum. Such quality assurance protocols ensure that the developed code is acceptable. Certainly, and in addition to the above costs, high quality work demands and high quality human resources are required which increase the costs.

Comment 2b

Clarify how you considered the delay in development on your conclusion that technological feasibility was established. We refer you to ASC 985-20-55-10. In this regard, explain why the continual development cost of the software was so high even though technological feasibility had been established.

Response 2b

As explained in response 2a, the delay was planned and was due to market conditions and the Company’s financial resources. During product development, there were no high-risk development issues. The program designs were carefully planned and executed.

Comment 2c

Indicate how you can establish technological feasibility when you concluded that the project should be delayed for next few years. Considering the pace of technological changes, explain why the detail program design would not change thus technological feasibility not established.

Response 2c

ASC 985-20-25-2 states that technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. The Company used this criteria to determine that technological feasibility was established by the relevant committee. The decision to slow down the production was made due to the global financial crisis in 2008 and the constraint of Company resources, neither of which would affect technological feasibility.

The feasibility reports were based on the most advanced technology then available. The product is built using the .Net platform which was introduced in 2003 and Java which was introduced earlier. There were no significant technological changes in the platform during the production period that would cause the Company to believe that the detail program design would change thus causing technological feasibility to not be established.

Today, the product remains technologically feasible because it provides a solid, cutting-edge platform upon which our existing and prospective customers can rely. We believe that this product would be marketable for at least another 10 to 15 years as the customers in this domain make large investments in these enterprise solutions, making them unlikely to adopt the latest product for novelty sake. The investment is too high and time consuming. We are experiencing a high rate of acceptance by our existing customers in this product validating the technological and business functionality coverage.

Comment 2d

Explain the nature of the software production costs incurred and the phase of development during each of the seven years over which the NFS Ascent product was being developed.

Response 2d

The Company has adopted a development method in which the software production is divided and sub-divided into various sprints. These sprints are developed at different times by different teams and finally assembled into larger parts. These larger parts are then compiled together as per the plan until the final software emerges. Therefore, at any point in time, functionality in one sprint may be 100% complete, another sprint at 70% complete and other sprints that have not been started.

Based on the development method, it would be difficult to determine the exact nature of the software costs throughout the seven years. For internal assessment, the Company uses an “Output Percentage of Completion Method”. In this method, effective efforts are compared with budgeted efforts at a gross level. Only effective efforts are capitalized and any element of reworks, repairs etc. are charged to P&L as period costs.

The following schedule states yearly cost capitalized and the development progress:

Year	Cost (in US$)	FMS %	Blue Star %
2008	1,490,430	14%	26%
2009	4,423,832	42%	54%
2010	5,197,836	55%	67%
2011	5,430,609	65%	80%
2012	5,095,833	78%	90%
2013	4,726,181	89%	97%
2014	3,339,127	100%	100%

The Company capitalizes only direct cost attributable to the effective efforts on the development. A brief description of such expenses is as follows:

i.	Human Resource Cost – Developers: This is the remuneration of the development staff directly involved in the coding, developing, testing and documenting the software, remuneration of their direct supervisors, team leads and project managers engaged in the project. Only the portion of effective approved work on development is charged to project.

ii.	Human Resource Cost – Consultants: The remuneration of the human resources directly involved in providing consultancy and appraisal of the development.

iii.	Other Directly Attributable Expenses: An allocation of electricity, internet and communication expenses only.

Comment 2e

Describe how the actual software development costs capitalized compare with the budgeted costs in presented in your project briefs.

Response 2e

The development of both these two interrelated products was being carried out at Company’s offshore development facilities. The Board of Directors was responsible to approve the projects and budgets. The Board directly and regularly supervised the progress and cost of the projects. As per the project brief, the budgets were allocated to development teams. Since the decision to slow the project was made by the Board, they were fully aware of the reasons for the budget overrun and after proper review, approved the escalation, when required. It was obvious that due to the delay, the cost of development would increase because of rising prices in that region. The official CPI of the region in which the offshore development facility was located, ranged from 7.7% to 17.3% during the years 2008-12. Almost 96% of the project costs comprises of the development team’s compensation. The increasing demand for skilled developers by developed countries is attracting many young, skilled developers. This skill force drain caused pressure on the Company to offer them a better compensation package to retain them for longer period of time. This fact stressed the initial decided budget and the overall development costs.

The comparison of the budget and actual cost incurred is presented below.

Year	FMS Cost	Blue Star Cost
2008	451,811	1,038,619
2009	1,704,876	2,718,956
2010	1,738,396	3,459,440
2011	1,778,017	3,652,592
2012	2,059,746	3,036,088
2013	2,212,516	2,513,665
2014	2,082,559	1,256,568
Total Cost	12,027,921	17,675,928
Initial Budget	10,500,000	12,190,000
Escalation approved by the Board of Directors	1,500,000	5,500,000
Total Approved Budget	12,000,000	17,690,000

3.	We note your press release dated October 24, 2013, stating “the introduction and global release of NFS Ascent, the company’s next generation platform, offering the most technologically advanced solution for the auto and equipment finance and leasing industry.” Please clarify when the NFS Ascent product was available for general release to customers. We refer you ASC 985-20-25-6.

Response:

NFS Ascent consists of various modules which can be sold as individual modules or as a complete system. The modules Credit Application Processing System (“CAP”) and Wholesale Finance System (“WFS”) were completed and fully capitalized in fiscal years 2011and 2012, respectively. The Contract Management System (“CMS”) module was completed in October 2013 at which time NFS Ascent was officially announced. The Company stopped capitalizing these production costs as each module was completed and began amortizing them. The Company stopped capitalizing and began amortizing CAP and WFS in 2011 and 2012, respectively, and stopped capitalizing and began amortizing CMS in fiscal year 2014.

The Fleet Management System (“FMS”) was completed in April 2014. Additional production costs were capitalized through the April 2014 date and then the Company began amortizing these costs.

If you have any further comments and/or questions, please contact the undersigned, or Patti L. W. McGlasson, Sr. V.P. Legal and Corporate Affairs, General Counsel and Corporate Secretary at (818) 222-9195.

Sincerely,

/s/ Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer

cc: Roger Almond, CFO

Patti L. W. McGlasson